SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
(Amendment No. 2)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, Nominal Value NIS 0.01

(Title of Class of Securities)

M85548 101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.M85548 101	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Elchanan Jaglom
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland; Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,698,625 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,698,625 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698,625 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 3,172,787 Ordinary Shares held by Samson Capital, LLC and (ii) 525,838 Ordinary Shares held by Hancock LLC, with respect to which the Reporting Person may be deemed to possess shared voting and dispositive power. The Reporting Person has reached an agreement with respect to 1,339,138 of the Ordinary Shares held by Samson Capital, LLC that he has the right to independently make decisions as to voting and disposition of those Ordinary Shares, without having to consult with any other person.  See Item 4.

The beneficial ownership of the Issuer’s Ordinary Shares by Samson Capital, LLC, which exceeds 5% of the issued and outstanding Ordinary Shares, has been separately reported in a Schedule 13G (as amended) jointly filed by Samson Capital and another reporting person.

(2)
Based on 48,738,369 Ordinary Shares issued and outstanding as of September 30, 2013 (based on information appearing in the consolidated financial statements of the Issuer for the three and nine months ended September 30, 2013, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on November 7, 2013, as subsequently verified by the Reporting Person with the Issuer).

Page 2 of 6 Pages

Item 1(a).  Name of Issuer:

The name of the issuer is Stratasys Ltd. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The Issuer has dual principal executive offices, located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel and 7665 Commerce Way, Eden Prairie, Minnesota 55344.

Item 2(a).  Name of Person Filing:

Elchanan Jaglom, who is filing this Amendment No. 2 (“Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13G originally filed on February 14, 2013 (the “Original Statement”), as previously amended by Amendment No. 1 thereto, filed on February 12, 2014 (“Amendment No. 1”), is referred to herein as the “Reporting Person.”

This Amendment No. 2 is being filed by the Reporting Person for the sole purpose of correcting an inadvertent typographical error that impacted his beneficial ownership as reported throughout Amendment No. 1.  The number of Ordinary Shares (as defined in Item 2(d) below) held by Samson Capital (as defined in Item 4 below) was inadvertently stated as 3,072,787 instead of 3,172,787.  See Item 4 below for the corrected information.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is c/o Stratasys Ltd., 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel

Item 2(c).   Citizenship:

The Reporting Person is a citizen of each of Switzerland and the State of Israel.

Item 2(d).   Title of Class of Securities:

This Amendment No. 2 relates to the ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).    CUSIP Number:

The CUSIP number of the Ordinary Shares is M85548 101.

Page 3 of 6 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,698,625 Ordinary Shares*
(b)	Percent of class: 7.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,698,625*
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 3,698,625*

* Comprised of: (x) 3,172,787 Ordinary Shares held by Samson Capital LLC, a Delaware limited liability company (“Samson Capital”), for which Elchanan Jaglom may be deemed to share voting and dispositive power due to his role in the management of Samson Capital as a managing member thereof; and (y) 525,838 Ordinary Shares held by Hancock LLC, a California limited liability company (“Hancock”), for which Mr. Jaglom may be deemed to share voting and dispositive power due to his serving as the sole director of a company that holds a 56.2% membership interest in Hancock. Mr. Jaglom has reached an agreement with respect to 1,339,138 of the Ordinary Shares held by Samson Capital that he has the right to independently make decisions as to voting and disposition of those Ordinary Shares, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of all of the Ordinary Shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.

Samson Capital, which beneficially owns in excess of 5% of the issued and outstanding Ordinary Shares, has reported its beneficial ownership in a separate Statement of Beneficial Ownership on Schedule 13G (as amended) that it has filed jointly with another reporting person.

Page 4 of 6 Pages

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

The various members of Samson Capital have the right to receive dividends from, and proceeds from the sale of, the 3,172,787 Ordinary Shares held by Samson Capital.

The other holders of the membership interests of Hancock have the right to receive a portion of the dividends from, and proceeds from the sale of, the 525,838 Ordinary Shares held by Hancock.  Similarly, the shareholders of the company that holds 56.2% of the membership interests of Hancock (for which Elchanan Jaglom serves as the sole director) have the right to receive dividends from, and proceeds from the sale of, the 525,838 Ordinary Shares held by Hancock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security BeingReported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.     Certifications.

Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Elchanan Jaglom ELCHANAN JAGLOM

Dated: February 13, 2014

Page 6 of 6 Pages